UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 6

to
ANNUAL REPORT
of the

BOLIVARIAN REPUBLIC OF VENEZUELA

(Name of Registrant)

Date of end of last fiscal year: December 31, 2003

SECURITIES REGISTERED*
(As of the close of the fiscal year)

	Amounts as to	Names of
	which registration	exchanges on
Title of Issue	is effective	which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:

Bernardo Alvarez Herrera
Ambassador of the Bolivarian Republic of Venezuela
Embassy of Venezuela
1099 30th Street, N.W.
Washington, D.C. 20007

*	The Registrant is filing this annual report on a voluntary basis.

EXPLANATORY NOTE

     The sole purpose of this Amendment is to file with the Securities and Exchange Commission the Underwriting Agreement dated March 7, 2005, among the Bolivarian Republic of Venezuela, Deutsche Bank AG London and UBS Securities LLC, included as Exhibit N hereof.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Caracas, Venezuela on the 7th day of April, 2005.

Bolivarian Republic of Venezuela

By:	/s/ Nelson Merentes Díaz

Nelson Merentes Díaz
Minister of Finance of the Bolivarian Republic of Venezuela

EXHIBIT INDEX

Exhibit No.		Page No.

A:	None.

B:	None.

C:	Copy of the 2003 Annual Budget of the Republic*

D:	Current Description of the Republic*

E:	Press Release dated September 27, 2004*

F:	Press Release dated September 28, 2004*

G:	Press Release dated October 6, 2004*

H:	Dealer Managers Agreement dated September 22, 2004 among the Republic, Barclays Capital Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated*

I:	Underwriting Agreement dated September 29, 2004 among the Republic, Barclays Capital Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated*

J:	Amendment No. 2 to the Fiscal Agency Agreement, dated September 30, 2004 among the Republic, Banco Central de Venezuela and JP Morgan Chase Bank*

K:	Letter of Transmittal related to the Prospectus Supplement dated September 22, 2004 to the Prospectus dated September 21, 2004*

L:	Dealer Manager Agreement dated December 3, 2004 among the Bolivarian Republic of Venezuela, ABN AMRO Incorporated and Dresdner AG London Branch*

M:	Press Release dated February 18, 2005*

N:	Underwriting Agreement dated March 7, 2005 among the Bolivarian Republic of Venezuela, Deutsche Bank AG London and UBS Securities LLC

*	Previously filed